                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                          GT Interactive Software Corp.
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                Frederic Garnier
                          Infogrames Entertainment S.A.
                           82-84, rue du 1er mars 1943
                         69628 Villeurbanne cedex France

                              +33 (0) 4 72 65 50 00

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               December 17, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)

1)   NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Infogrames Entertainment S.A.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP               (a)  [X]

                                                                  (b)  [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     WC


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6) CITIZENSHIP OR PLACE OF ORGANIZATION

  France



NUMBER OF                  7)   SOLE VOTING POWER
SHARES
BENEFICIALLY                       -0-
OWNED BY
EACH
REPORTING                  8)   SHARED VOTING POWER
PERSON WITH
                                   100,729,801


                           9)   SOLE DISPOSITIVE POWER

                                   -0-


                           10)  SHARED DISPOSITIVE POWER

                                   99,429,801



11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                100,729,801

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7


14) TYPE OF REPORTING PERSON

              CO

1    NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     California U.S. Holdings, Inc.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP               (a)  [X]

                                                                  (b)  [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     California



NUMBER OF                  7)   SOLE VOTING POWER
SHARES
BENEFICIALLY                       -0-
OWNED BY
EACH
REPORTING                  8)   SHARED VOTING POWER
PERSON WITH
                                   100,729,801


                           9)   SOLE DISPOSITIVE POWER

                                   -0-


                           10)   SHARED DISPOSITIVE POWER

                                   99,429,801



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           100,729,801


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7


14)  TYPE OF REPORTING PERSON

              CO

         This amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 13, 1999 (the "Original 13D").

 ITEM 1.            SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share ("GTIS Common Stock"), of GT Interactive Software Corp., a Delaware corporation ("GTIS"). The principal executive offices of GTIS are located at 417 Fifth Avenue, New York, New York 10016.

 ITEM 2.            IDENTITY AND BACKGROUND.

          (a) - (c), (f). This Statement is being filed by Infogrames Entertainment S.A., a corporation organized under the laws of France ("Infogrames"), and California U.S. Holdings, Inc., a California corporation and wholly owned subsidiary of Infogrames ("Purchaser" and together with Infogrames, the "Filing Persons"). The address for Infogrames is 82-84, rue du 1er mars 1943, 69628 Villeurbanne cedex France. The address for Purchaser is 5300 Stevens Creek Blvd., San Jose, CA 95129. The principal business of Infogrames is the development and distribution of computer software. The principal business of Purchaser is the development and distribution of computer software. Attached as
Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his, her or its name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

         (d) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Filing Person or any executive officer or director of either Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Purchaser made the purchases using funds loaned to it by Infogrames, its parent company. Infogrames funded these loans from working capital.

 ITEM 4.            PURPOSE OF TRANSACTION.

         On December 17, 1999 (the "Closing"), Purchaser closed the acquisition from GTIS and certain stockholders of GTIS of 62,129,960 shares of GTIS Common Stock, a 5% Convertible Subordinated Note of GTIS in the principal amount of 60,587,206.72 (the "5% Note"), warrants to purchase 4.5 million shares of GTIS Common Stock and a warrant to purchase 50,000 shares of GTIS Common Stock.

         GTIS Purchase Agreement

         On December 17, 1999, Purchaser acquired from GTIS (a)
28,571,429 shares of GTIS Common Stock for an aggregate purchase price of $50 million and (b) the 5% Note pursuant to that certain Securities Purchase Agreement, dated as of November 15, 1999, among the Filing Persons and GTIS (the "GTIS Purchase Agreement"). The 5% Note is due December 16, 2004 and is convertible into 32,749,841 shares of GTIS Common Stock at a conversion price of $1.85 per share, subject to adjustment in certain circumstances. On November 15, 1999, at the time of the execution of the GTIS Purchase Agreement and in connection with a $25.0 million Note (the "Short Term Note") evidencing a loan in that amount by Purchaser to GTIS, Purchaser was issued a warrant to purchase 50,000 shares of GTIS Common Stock (the "Purchaser Warrant"). The Short Term Note was exchanged with GTIS at the Closing in partial payment of the purchase price for the 5% Note. The GTIS Purchase Agreement, the Short Term Note, the Purchaser Warrant and the form of 5% Note are attached hereto as Exhibits 3, 4, 5 and 6 respectively, and are incorporated herein by reference.

         Pursuant to the GTIS Purchase Agreement, the GTIS Board of Directors elected Mr. Bruno Bonnell and Mr. Thomas Schmider as directors of GTIS, effective as of the Closing. In addition, pursuant to the terms of the GTIS Purchase Agreement, GTIS agreed that its Board of Directors would, at the request of Infogrames, prior to the Closing elect another director to be designated by Infogrames effective as of the Closing, provided that the designee were reasonably acceptable to the GTIS Board of Directors. Infogrames has designated Mr. Herve Liagre for election as such director. Pursuant to the GTIS Purchase Agreement, GTIS has procured the resignation, effective as of the Closing of all current directors of the GTIS other than Mr. Thomas A. Heymann and Mr. Steven A. Denning, effective as of the Closing. GTIS also agreed that, if requested by Infogrames, GTIS would secure the resignations of or remove, effective as of the Closing, any member of the Board of Directors of any subsidiary of GTIS. Purchaser has agreed pursuant to the GTIS Purchase Agreement that following the Closing, it will use its reasonable best efforts to elect directors in compliance with the Certificate of Incorporation of GTIS and rules for inclusion of GTIS Common Stock on the Nasdaq National Market.

         Pursuant to the GTIS Purchase Agreement, GTIS acknowledged that Infogrames and its affiliates engage in the same or similar activities or lines of business as GTIS and have an interest in the same area of business opportunities. GTIS agreed that Infogrames and its affiliates shall have the right to (a) engage in the same or similar business activities or lines of business as GTIS, (b) do business with any client or customer of GTIS and (c) employ or otherwise engage any officer or other employee of GTIS, and neither Infogrames nor any affiliate or their respective officers or directors would be liable to GTIS by reason of any such activities of Infogrames or its affiliates or of such person's participation therein. Further, the GTIS Purchase Agreement provides that in the event that (a) Infogrames or any of its affiliates, or (b) any officer, director or employee of GTIS who is also an officer, director or employee of Infogrames or any affiliate thereof, acquires knowledge of a potential transaction or matter which may be a business opportunity for both GTIS and Infogrames or any of its affiliates, such business opportunity shall belong only to Infogrames and not to GTIS, and any such officer, director or employee of GTIS shall treat such business opportunity as belonging only to Infogrames and not GTIS, subject to the following sentence. In the case of clause (b) Infogrames shall determine in good faith whether, based on the circumstances under which such person acquired this knowledge, such business opportunity instead was offered to such person solely in his capacity as an officer, director or employee of GTIS ("GTIS Capacity"). For purposes of the foregoing determination, there shall be a presumption that such business opportunity was offered to such person in his capacity as an officer, director or employee of Infogrames or any affiliate thereof. In the event Infogrames determines that it was so offered to such person in his GTIS Capacity, such business opportunity shall belong only to GTIS and not to Infogrames and such officer, director or employee shall treat such business opportunity as belonging only to GTIS and not to Infogrames. With respect to any business opportunity belonging to Infogrames pursuant to the GTIS Purchase Agreement, Infogrames shall decide how to allocate and pursue such business opportunity based on its sole determination of what is in the best interests of Infogrames' stockholders. Infogrames' good faith determination of the allocation of business opportunities pursuant to the GTIS Purchase Agreement shall be conclusive and binding for all purposes.

         Pursuant to the Distribution Agreement between Infogrames and GTIS (the "Distribution Agreement"), GTIS granted Infogrames the exclusive right (for all countries in the European Union, Australia and New Zealand (the "Territory")) to publish, manufacture, market, advertise, promote, publicize, distribute, sell, sublicense or otherwise exploit GTIS products (the "Products"), subject to agreements that GTIS had in place on November 11, 1999. GTIS further agreed not to renew agreements with other parties covering the Territory. The Distribution Agreement provides for the payment by Infogrames to GTIS of the purchase price or royalties covering Products subject to the Distribution Agreement. A copy of the Distribution Agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

         GAP Purchase Agreement

         At Closing, Purchaser acquired from the GAP Entities (as defined below) outstanding warrants to purchase 4.5 million shares of GTIS Common Stock for an aggregate purchase price of $990.00 (the "GAP Warrants"), pursuant to that certain Equity Purchase and Voting Agreement, dated as of November 15, 1999 (the "GAP Purchase Agreement"), among the Filing Persons and each of the following:
General Atlantic

Partners 16, L. P., a Delaware limited partnership, General Atlantic Partners 19, L. P., a Delaware limited partnership, General Atlantic Partners II, L. P., a Delaware limited partnership, General Atlantic Partners 54, L. P., a Delaware limited partnership, GAP Coinvestment Partners, L. P., a New York limited partnership and GAP Coinvestment Partners II, L. P., a Delaware limited partnership (collectively, the "GAP Entities"). The GAP Purchase Agreement and form of GAP Warrants are attached hereto as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

         In addition, pursuant to the GAP Purchase Agreement, the GAP Entities agreed (a) not to sell an aggregate of 7,428,525 shares of GTIS Common Stock and 600,000 shares of Series A Convertible Preferred Stock of GTIS (collectively, the "GAP Voting Shares") prior to Closing, (b) to vote (or issue a consent in respect of) the GAP Voting Shares in favor of the transactions contemplated by the GTIS Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote the GAP Voting Shares on those matters contemplated by clause (b) prior to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions.

         GAP Exchange Agreement

         In addition, pursuant to a securities exchange agreement between the GAP Entities and GTIS, dated as of November 15, 1999 (the "Exchange Agreement"), the GAP Entities exchanged their 600,000 shares of GTIS Series A Convertible Preferred Stock and their $20.0 million in principal amount of 9% Subordinated Notes of GTIS, due July 29, 2000, for $50.0 million in principal amount of Convertible Subordinated Notes due 2004 issued by GTIS (the "Convertible Subordinated Notes"). The Convertible Subordinated Notes are convertible into GTIS Common Stock at a conversion price of $4.00 per share, subject to adjustment in certain circumstances. The Exchange Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference.

         Cayre Purchase Agreements

         In addition, at Closing, Purchaser acquired from the Cayre Group (as defined below) 33,558,531 shares of GTIS Common Stock for an aggregate purchase price of $25.0 million pursuant to those certain Equity Purchase and Voting Agreements, each dated as of November 15, 1999 (the "Cayre Purchase Agreements") among the Filing Persons and Joseph Cayre, Kenneth Cayre, Stanley Cayre and Jack
J. Cayre, their children and various associated trusts (collectively, the "Cayre Group"). The Form of Cayre Purchase Agreements and schedule of agreements is attached hereto as Exhibit 11A and is incorporated herein by reference.

         In addition, at Closing, pursuant to the Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser (the "Cayre Note Purchase Agreement"), Purchaser acquired from the Cayre Group $10.0 million in aggregate principal amount of 9% Subordinated Notes of GTIS, due

July 29, 2000 (the "Cayre Notes"), for a purchase price equal to such principal amount plus interest accrued thereon through the Closing. The Cayre Note Purchase Agreement is attached hereto as Exhibit 11B and is incorporated herein by reference.



         In addition, pursuant to the Cayre Purchase Agreements, the Cayre Group agreed (1) prior to the Closing (a) not to sell any of their shares of GTIS Common Stock, (b) to vote (or issue a consent in respect of) their shares of GTIS Common Stock in favor of the transactions contemplated by the GTIS Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote their shares of GTIS Common Stock on those matters contemplated by clause (b) prior to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions and (2) to grant Infogrames a proxy, exercisable subsequent to the Closing, to vote any shares of GTIS Common Stock retained by the Cayre Group for the election or removal of directors in the sole discretion of Infogrames.

         The Filing Persons' beneficial ownership of 100,729,801 shares of GTIS Common Stock represents a majority equity position in GTIS.

         The Filing Persons intend to evaluate and consider from time to time whether to engage in any of the following transactions: (a) to acquire additional shares of GTIS Common Stock or other securities of GTIS through open market purchases, privately negotiated transactions, a tender offer, a merger, reorganization or other business combination transaction, or otherwise or (b) to acquire a material amount of assets of GTIS. Any of the foregoing could result
(i) in changes in the capitalization or dividend policy of GTIS, (ii) changes in GTIS' charter or bylaws, (iii) delisting of GTIS Common Stock from the NASDAQ National Market (or other securities market on which GTIS Common Stock is then listed or traded), (iv) termination of registration of GTIS Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (v) other events comparable to those enumerated above. Alternatively, while it is not the Filing Persons' present intention to dispose of the shares of GTIS Common Stock beneficially owned by them, the Filing Persons intend to evaluate and consider from time to time whether to dispose of some or all of such shares, which disposition could be effected through a privately negotiated transaction to third parties, through a public offering upon exercise of the registration rights described in Item 6 below, in a merger or other business combination transaction involving GTIS, or otherwise. Purchaser has agreed pursuant to the GTIS Purchase Agreement that following the Closing, it will use its reasonable best efforts to elect directors in compliance with the Certificate of Incorporation of GTIS and rules for inclusion of GTIS Common Stock on the Nasdaq National Market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

1 Purchaser is the beneficial owner of 100,729,801 shares of GTIS Common Stock, or 71.7% of the outstanding shares of GTIS Common Stock, which includes 62,129,960 shares of GTIS Common Stock acquired by Purchaser pursuant to the GTIS Purchase Agreement and the Cayre Purchase Agreements, 4,500,000 shares of GTIS Common Stock which may be acquired by Purchaser upon exercise of the GAP Warrants, 50,000 shares of GTIS Common Stock which may be acquired upon exercise of the Purchaser Warrant and 32,749,841 shares of GTIS Common Stock which may be acquired by Purchaser upon conversion of the 5% Note.


         Pursuant to the Cayre Purchase Agreements, Infogrames and Purchaser may be deemed to have beneficial ownership with respect to the 1.3 million shares of GTIS Common Stock retained by the Cayre Group after Closing. Other than voting rights conferred by the Cayre Purchase Agreements, Purchaser is not entitled to any rights as a stockholder with respect to such 1.3 million shares.

         Infogrames may be deemed to be the beneficial owner of the 100,729,801 shares beneficially owned by Purchaser by virtue of its ownership of 100% of the capital stock of Purchaser.

         (b) Other than as set forth in this Schedule 13D, no Filing Person has entered into any transaction with respect to the GTIS Common Stock.

         (c) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (d) Not applicable.

 ITEM 6.            MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons

 Exhibit 2 Incorporated by reference the Joint Filing Agreement between the Filing Persons filed as Exhibit 2 to the Original 13D

 Exhibit 3 Incorporated by reference the Securities Purchase Agreement, dated as of November 15, 1999, among

                    GTIS and the Filing Persons filed as Exhibit 3 to the Original 13D

 Exhibit 4 Incorporated by reference the Short Term Note of GTIS in the Principal Amount of $25.0 million filed as Exhibit 4 to the Original 13D

 Exhibit 5 Incorporated by reference the Warrant to Purchase 50,000 shares of GTIS Common Stock, issued to Purchaser filed as
                    Exhibit 5 to the Original 13D

 Exhibit 6          5% Subordinated Convertible Note of GTIS

 Exhibit 7 Distribution Agreement between Infogrames and GTIS dated as of December 16, 1999

 Exhibit 8 Incorporated by reference the Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities filed as Exhibit 8 to the Original 13D

 Exhibit 9          Incorporated by reference the Form of GAP Warrant filed as
                    Exhibit 9 to the Original 13D

 Exhibit 10 Incorporated by reference the Exchange Agreement, dated as of November 15, 1999, among GTIS and the GAP Entities filed as Exhibit 10 to the Original 13D

 Exhibit 11A Incorporated by reference the Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group and schedule of agreements filed as Exhibit 11A to the Original 13D

 Exhibit 11B Incorporated by reference the Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser filed as Exhibit 11B to the Original 13D

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         January 10, 1999.

                                       INFOGRAMES ENTERTAINMENT S.A.



                                       By /S/BRUNO BONNELL
                                         ------------------------------
                                             Bruno Bonnell
                                             President


                                       CALIFORNIA U.S. HOLDINGS, INC.



                                       By/S/BRUNO BONNELL
                                         ------------------------------
                                             Bruno Bonnell
                                             President